TELMEX HAS BEEN SELECTED AS THE HIGHEST BIDDER TO ACQUIRE SUBSTANCIALLY ALL OF THE ASSETS OF AT&T LATIN AMERICA CORP.

Mexico City October 23, 2003 - Telefonos de Mexico, S.A. de C.V. ("Telmex") (BMV: TELMEX, NYSE: TMX), (NASDAQ: TFONY), (LATIBEX: XTMXL) announced today that it has been selected as the highest bidder in an auction for substantially all of the assets of AT&T Latin America Corp. and entered into an agreement to purchase such assets. The transaction is subject to the approval of the United States Bankruptcy Court for the Southern District of Florida, which is administering AT&T Latin America Corp's bankruptcy proceedings, and the satisfaction of various customary closing conditions. A hearing to approve the agreement is scheduled to take place on November 3, 2003 in Miami, Florida.

Telmex is the leading telecommunications company in Mexico with 15.4 million telephone lines in service, 2.2 million line equivalents for data transmission and 1.4 million Internet accounts. Telmex offers telecommunications services through a 74 thousand kilometer fiber optic digital network. Telmex and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. More information about Telmex can be accessed on the Internet at Telmex's Website.